Filed Pursuant to Rule 424(b)(3)

Registration No. 333-148483

PROSPECTUS

15,286,625 Shares of Common Stock

         This prospectus relates to the public offering, which is not being underwritten, of up to 15,286,625 shares of our common stock under this prospectus by the selling stockholders identified in this prospectus. The selling stockholders may sell these shares from time to time on or off the Nasdaq Capital Market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. We issued these shares of our common stock to the selling stockholders in certain privately negotiated transactions.

         For additional information on the methods of sale that may be used by the selling stockholders, see the section entitled “Plan of Distribution” on page 19. We will not receive any of the proceeds from the sale of these shares. However, we may receive proceeds from the exercise of warrants to purchase certain of these shares assuming no holder exercises their net issuance rights. We have and will continue to bear the costs relating to the registration of these shares.

         Our common stock is quoted on the Nasdaq Capital Market under the symbol “ADLS.” On January 3, 2008, the last sale price of our common stock was $1.69 per share.

Investment in our common stock involves risks.

See “Risk Factors” beginning on page 4 of this prospectus.

         The Securities and Exchange Commission may take the view that, under certain circumstances, the selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 18, 2008.

         If it is against the law in any state to make an offer to sell these shares, or to solicit an offer from someone to buy these shares, then this prospectus does not apply to any person in that state, and no offer or solicitation is made by this prospectus to any such person.

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

COMPANY INFORMATION

         We are a biopharmaceutical company focused on the discovery, development and commercialization of novel drugs in the areas of infectious disease, oncology and inflammation. We were incorporated in Delaware in 2004. Our operating subsidiary, Advanced Life Sciences, Inc., was incorporated in Illinois in 1999. Our principal executive offices are located at 1440 Davey Road, Woodridge, Illinois 60517. Our telephone number is (630) 739-6744. Our web site is http://www.advancedlifesciences.com.  Except for the documents referred to under “Where You Can Find More Information” which are specifically incorporated by reference into this prospectus, we do not intend the information found on our web site to be part of this prospectus and our web site may not contain all of the information that is important to you.

         “Advancing Discoveries For Health” and the Advanced Life Sciences logo are trademarks of Advanced Life Sciences, Inc.

RISK FACTORS

         An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and other information in this prospectus, including our consolidated financial statements and the notes thereto incorporated in this prospectus by reference to our most recent Annual Report on Form 10-K/A and our most recent Quarterly Report on Form 10-Q before deciding whether to purchase our common stock. The following risks and uncertainties may not be the only ones we face.  If any of the events or developments described below actually occurs, our business, financial condition and results of operations may suffer. In that case, the value of our common stock may decline, and you could lose all or part of your investment.

Risks Related to Our Industry and Business

We may not be able to continue as a going concern or fund our existing capital needs.

Our independent registered public accounting firm included an explanatory paragraph in the report on our 2006 financial statements related to the uncertainty in our ability to continue as a going concern.  The paragraph stated that we do not have sufficient cash on-hand or other funding available to meet our obligations and sustain our operations, which raises substantial doubt about our ability to continue as a going concern.  Although we recently completed a private placement providing us with gross proceeds of $20 million, there can be no assurance that we will be able to obtain adequate capital funding in the future to continue operations and  implement our strategy, which would have an adverse effect on our business and operations and cause our investors’ investment in us to decline.

We are at an early stage of development and may never attain product sales.

We have not received approval for any of our product candidates from the U.S. Food and Drug Administration, or FDA. Any compounds that we discover or in-license will require extensive and costly development, preclinical testing and/or clinical trials prior to seeking regulatory approval for commercial sales. Our most advanced product candidate, cethromycin, and any other compounds we discover, develop or in-license, may never be approved for commercial sale. The time required to attain product sales and profitability is lengthy and highly uncertain, and we cannot assure you that we will be able to achieve or maintain product sales.

We expect our net operating losses to continue for at least several years, and we are unable to predict the extent of future losses or when we will become profitable, if ever.

We have incurred significant net losses since our formation in 1999. We have incurred an accumulated deficit of $94.1 million as of September 30, 2007.  Our operating losses are due in large part to the significant research and development costs required to identify, validate and license potential product candidates, conduct preclinical studies and conduct clinical trials of our more advanced product candidates. To date, we have generated only limited revenues, consisting of management fees and one-time or limited payments associated with our collaborations or grants, and we do not anticipate generating any significant revenues for at least the next several years, if ever. We expect to increase our operating expenses over the next several years as we plan to:

•                              prepare for the commercial development of cethromycin;

•                              continue the preclinical development and commence the clinical development of our other product candidates, such as ALS-357 and ALS-886;

•                              expand our research and development activities;

•                              acquire or in-license new technologies and product candidates; and

•                              increase our required corporate infrastructure and overhead.

As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with our research and product development efforts, we are unable to predict the extent of any future losses or when we will become profitable, if ever. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis.

We will require additional funding to satisfy our future capital needs, and future financing strategies may adversely affect holders of our common stock.

Our operations will require significant additional funding in large part due to our research and development expenses, future preclinical and clinical testing costs, the possibility of expanding our facilities, and the absence of any meaningful revenues in the near future. We do not know whether additional financing will be available to us on favorable terms or at all. If we cannot raise additional funds, we may be required to reduce our capital expenditures, scale back product development or programs, reduce our workforce and license to others products or technologies that we may otherwise be able to commercialize.

To the extent we raise additional capital by issuing equity securities, our stockholders could experience substantial dilution. Any additional equity securities we issue may have rights, preferences or privileges senior to those of existing holders of stock. To the extent that we raise additional funds through collaboration and licensing arrangements, we may be required to relinquish some rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us.

Our business would be materially harmed if we fail to obtain FDA approval of a new drug application for cethromycin.

We anticipate that our ability to generate any significant product revenues in the near future will depend solely on the successful development and commercialization of cethromycin, our most advanced product candidate.  The FDA may not approve in a timely manner, or at all, any New Drug Application (NDA) that we submit.  If we are unable to submit an NDA for cethromycin or any other product candidate, or if any NDA we submit is not approved by the FDA, we will be unable to commercialize that product in the United States and our business will be materially harmed. The FDA can and does reject NDAs, and often requires additional clinical trials, even when product candidates performed well or achieved favorable results in large-scale Phase III clinical trials. The FDA imposes substantial requirements on the introduction of pharmaceutical products through lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time-consuming procedures. Satisfaction of these requirements typically takes several years and may vary substantially based upon the type and complexity of the pharmaceutical product. A number of our product candidates are novel compounds, which may further increase the period of time required for satisfactory testing procedures.

Data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. In addition, delays or rejections may be encountered based on changes in, or additions to, regulatory policies for drug approval during the period of product development and regulatory review. The effect of government regulation may be to delay or prevent the commencement of clinical trials or marketing of our product candidates for a considerable period of time, to impose costly procedures upon our activities and to provide an advantage to our competitors that have greater financial resources or are more experienced in regulatory affairs. The FDA may not approve our product candidates for clinical trials or marketing on a timely basis or at all. Delays in obtaining or failure to obtain such approvals would adversely affect the marketing of our product candidates and our liquidity and capital resources.

Drug products and their manufacturers are subject to continual regulatory review after the product receives FDA approval. Later discovery of previously unknown problems with a product or manufacturer may result in additional clinical testing requirements or restrictions on such product or manufacturer, including withdrawal of the product from the market. Failure to comply with applicable regulatory requirements can, among other things, result in fines, injunctions and civil penalties, suspensions or withdrawals of regulatory approvals, product recalls, operating restrictions or shutdown and criminal prosecution. We may lack sufficient resources and expertise to address these and other regulatory issues as they arise.

The FDA may change its approval policies or requirements, or apply interpretations to its policies or requirements, in a manner that could delay or prevent commercialization of cethromycin.

Regulatory requirements for approval of antibiotics may change in a manner that requires us to conduct additional clinical trials, which may delay or prevent commercialization of cethromycin. Historically, the FDA and foreign regulatory authorities have not required placebo-controlled clinical trials for approval of antibiotics but instead have relied on non-inferiority studies. In a non-inferiority study, a drug candidate is compared with an approved antibiotic treatment and it must be shown that the product candidate is not less effective than the approved treatment. After consultation with the FDA, we designed our pivotal Phase III clinical trials of cethromycin for the treatment of mild-to-moderate community acquired pneumonia as non-inferiority studies. It appears, based on recent pronouncements by the FDA, that any requirement to conduct placebo-controlled studies will be limited to self-resolving diseases such as sinusitis and pharyngitis and will not apply to mild-to-moderate community acquired pneumonia. However, we cannot provide any assurance that the FDA will not require placebo-controlled trials to demonstrate the superiority of cethromycin to placebo before considering the approval of cethromycin for the treatment of mild-to-moderate community acquired pneumonia.

An FDA Advisory Panel recently met to review the risk/benefit profile of Ketek®, the only approved ketolide antibiotic, which is marketed by one of our competitors, Aventis Pharmaceuticals. Due to instances of blurred vision, elevated liver toxicity and reports of exacerbation of myasthenia gravis symptoms in patients with the disease, the FDA recommended that the Ketek® label be changed to include a boxed safety warning. The FDA may interpret the Advisory Panel’s recommendations in a manner that may result in the heightened scrutiny of cethromycin for the treatment of mild-to-moderate community acquired pneumonia.

Because we are heavily dependent on our license agreement with Abbott Laboratories and our collaborations with other third parties, our product development programs may be delayed or terminated by factors beyond our control.

In December 2004, we entered into a license agreement with Abbott Laboratories for certain patent applications, patents and proprietary technology relating to cethromycin. We have also entered into a number of license agreements for intellectual property and other rights needed to develop our product candidates that are in earlier stages of development. Our primary collaborators other than Abbott include the University of Illinois at Chicago, Argonne National Laboratory and Baxter International. A description of our agreements with collaborators can be found under the headings “Business—Abbott Laboratories Collaboration” and “Business—Other Collaborations and License Agreements” in Part I, Item I of our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006. Our collaborations generally present additional risks to our business, such as the risk that our collaborators encounter conflicts of interest to their arrangements with us, inadequately defend our intellectual property rights or develop other products that compete with us. Our ability to generate any significant product revenues in the near future will depend solely on the successful commercialization of cethromycin. If for any reason we are unable to realize the expected benefits of our license agreement with Abbott, or under any of our other collaborations, then our business and financial condition may be materially harmed.

Our collaborators and third party manufacturers may not be able to manufacture our product candidates in larger quantities, which would prevent us from commercializing our product candidates.

To date, each of our product candidates has been manufactured in small quantities by our collaborators and third party manufacturers for preclinical and clinical trials. If any of our product candidates is approved by the FDA or other regulatory agencies for commercial sale, we will need third parties to manufacture the product in larger quantities. Due to factors beyond our control, our collaborators and third party manufacturers may not be able to increase their manufacturing capacity for any of our product candidates in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If we are unable to increase the manufacturing capacity for a product candidate successfully, the regulatory approval or commercial launch of that product candidate may be delayed or there may be a shortage in the supply of the product candidate. Our product candidates require precise, high-quality manufacturing. The failure of our collaborators and third party manufacturers to achieve and maintain these high manufacturing standards, including the incidence of manufacturing errors, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm our business.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any products we may develop, we may be unable to generate revenues.

We do not currently have product sales and marketing capabilities. If we receive regulatory approval to commence commercial sales of any of our product candidates, we will have to establish a sales and marketing organization with appropriate technical expertise and distribution capabilities or make arrangements with third parties to perform these services. If we receive approval to commercialize cethromycin for the treatment of mild-to-moderate community acquired pneumonia, we intend to engage other pharmaceutical or health care companies with existing distribution systems and direct sales organizations to assist us in North

America and abroad. We may not be able to negotiate favorable distribution partnering arrangements, if at all. To the extent we enter co-promotion or other licensing arrangements, any revenues we receive will depend on the efforts of third parties and will not be under our control. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, our ability to generate product revenues, and become profitable, would be severely limited.

Our ability to generate any significant revenues in the near-term is dependent entirely on the successful commercialization and market acceptance of cethromycin. Factors that may inhibit our efforts to commercialize cethromycin or other product candidates without strategic partners or licensees include:

•                          difficulty recruiting and retaining adequate numbers of effective sales and marketing personnel;

•                          the inability of sales personnel to obtain access to, or persuade adequate numbers of, physicians to prescribe our products;

•                          the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage against companies with broader product lines; and

•                          unforeseen costs associated with creating an independent sales and marketing organization.

Our most advanced product candidate, cethromycin, will face significant competition in the marketplace if it receives marketing approval from the FDA.

Our pivotal Phase III clinical trials for cethromycin were limited to the treatment of mild-to-moderate community acquired pneumonia. We also intend to pursue opportunities for cethromycin in the treatment of other respiratory tract infections such as bronchitis, sinusitis, pharyngitis and inhalation anthrax. There are several classes of antibiotics that are primary competitors for the treatment of one or more of these indications, including:

•                          macrolides such as Biaxin® (clarithromycin), a product of Abbott Laboratories; and Zithromax® (azithromycin), a product of Pfizer Inc.;

•                          one other ketolide antibiotic, Ketek® (telithromycin), launched in the United States and Europe by Aventis Pharmaceuticals;

•                          semi-synthetic penicillins such as Augmentin® (amoxicillin and clavulanate potassium), a product of GlaxoSmithKline; and

•                          fluoroquinolones such as Levaquin® (levofloxacin), a product of Ortho-McNeil Pharmaceutical, Inc.; Tequin® (gatifloxacin), a product of Bristol-Myers Squibb Company; FACTIVE® (gemifloxacin mesylate) tablets, a product of Oscient Pharmaceuticals; and Cipro® (ciprofloxacin) and Avelox® (moxifloxacin), both products of Bayer Corporation.

Cethromycin may show evidence of side effects that could diminish its prospects for commercialization and wide market acceptance. If cethromycin is approved by the FDA, it will not be the first ketolide antibiotic introduced to the marketplace. Ketek® has been available for sale in Europe since 2002 and in the United States since August 2004. There are additional ketolide product candidates in preclinical development or in clinical development. If ultimately approved by the FDA, these product candidates may have improved efficacy, ease of administration or more favorable side effect profiles when compared to cethromycin. The availability of additional ketolide antibiotics may have an adverse affect on our ability to generate product revenues and achieve profitability.

Our inability to expand cethromycin into indications such as bronchitis, pharyngitis and sinusitis would harm our ability to generate additional revenues in the future.

Abbott Laboratories conducted four pivotal Phase III comparator trials for cethromycin in treating bronchitis and pharyngitis at a dosing level of 150 mg once-daily. Each of these trials failed to establish non-inferiority against comparator antibiotics. While we believe that the negative outcomes of the Abbott comparator trials were related to dosing levels, we may be incorrect. The failure to meet primary endpoints in the Abbott trials may not have been dose related, but rather a result of the compound’s lack of sufficient clinical efficacy. Clinical trials using a 300 mg once-daily regimen are also likely to increase the occurrence of adverse side effects. Even if we receive FDA approval to market cethromycin for the treatment of mild-to-moderate community acquired pneumonia, our failure to expand cethromycin into other indications would harm our ability to generate additional revenues in the future.

The availability of generic equivalents may adversely affect our ability to generate product revenues from cethromycin.

Many generic antibiotics are currently prescribed to treat respiratory tract infections. As competitive products lose patent protection, makers of generic drugs will likely begin to market additional competing products. Companies that produce generic equivalents are generally able to offer their products at lower prices. Ketek® may lose patent protection as early as 2015, which would enable generic drug manufacturers to sell generic ketolide antibiotics at a lower cost than cethromycin. Generic equivalents of Biaxin® and Zithromax®, two macrolide antibiotic products, are currently available. Cethromycin, if approved for commercial sale, may be at a competitive disadvantage because of its higher cost relative to generic products. This may have an adverse effect on our ability to generate product revenues from cethromycin.

Even if we successfully develop and obtain approval for cethromycin or any of our other product candidates, our business will not be profitable if those products do not achieve and maintain market acceptance.

Even if any of our product candidates are approved for commercial sale by the FDA or other regulatory authorities, the degree of market acceptance of any approved product candidate by physicians, healthcare professionals, patients and third-party payors, and our resulting profitability and growth, will depend on a number of factors, including:

•                              our ability to provide acceptable evidence of safety and efficacy;

•                              relative convenience and ease of administration;

•                              the prevalence and severity of any adverse side effects;

•                              the availability of alternative treatments;

•                              the details of FDA labeling requirements, including the scope of approved indications and any safety warnings;

•                              pricing and cost effectiveness;

•                              the effectiveness of our or our collaborators’ sales and marketing strategy;

•                              our ability to obtain sufficient third-party insurance coverage or reimbursement; and

•                              our ability to have the product listed on insurance company formularies.

If any of our product candidates achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are received more favorably or are more cost effective. Complications may also arise, such as antibiotic or viral resistance, that render our products obsolete. We rely on the favorable resistance profile of cethromycin observed to be a potential competitive distinction from currently marketed compounds. Even if we receive FDA approval to market cethromycin, resistance may emerge that will substantially harm our ability to generate revenues from its sale.

We are initially seeking FDA approval for cethromycin as a seven-day treatment regimen. There are currently a number of antibiotic products that are marketed as five-day therapies. In the event that the marketplace considers this to be a significant competitive distinction, it is uncertain whether we will be able to make cethromycin available for a lower dosing period. In addition, we expect that cethromycin, if approved for sale, would be used primarily in the outpatient setting.

Because the results of preclinical studies for our preclinical product candidates are not necessarily predictive of future results, our product candidates may not have favorable results in later clinical trials or ultimately receive regulatory approval.

Only one product candidate in our development pipeline, cethromycin, has been tested in clinical trials. Our other product candidates have only been through preclinical studies. Positive results from preclinical studies, particularly in vitro studies, are no assurance that later clinical trials will succeed. Preclinical trials are not designed to establish the clinical efficacy of our preclinical product candidates. We will be required to demonstrate through clinical trials that these product candidates are safe and effective for use before we can seek regulatory approvals for their commercial sale. There is typically an extremely high rate of failure as product candidates proceed through clinical trials. If our product candidates fail to demonstrate sufficient safety and efficacy in any clinical trial, we would experience potentially significant delays in, or be required to abandon, development of that product candidate. This would adversely affect our ability to generate revenues and may damage our reputation in the industry and in the investment community.

The future clinical testing of our product candidates could be delayed, resulting in increased costs to us and a delay in our ability to generate revenues.

Our product candidates will require preclinical testing and extensive clinical trials prior to submitting a regulatory application for commercial sales. We do not know whether clinical trials will begin on time, if at all. Delays in the commencement of clinical testing could significantly increase our product development costs and delay product commercialization. In addition, many of the factors that may cause, or lead to, a delay in the commencement of clinical trials may also ultimately lead to denial of regulatory approval of a product candidate. Each of these results would adversely affect our ability to generate revenues.

The commencement of clinical trials can be delayed for a variety of reasons, including delays in:

•                              demonstrating sufficient safety to obtain regulatory approval to commence a clinical trial;

•                              reaching agreement on acceptable terms with prospective contract research organizations and trial sites;

•                              manufacturing sufficient quantities of a product candidate; and

•                              obtaining institutional review board approvals to conduct clinical trials at prospective sites.

In addition, the commencement of clinical trials may be delayed due to insufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant disease, and the eligibility criteria for the clinical trial.  If we are unable to enroll a sufficient number of microbiologically evaluable patients, the clinical trials for our product candidates could be delayed until sufficient numbers are achieved.

If we fail to obtain regulatory approvals in other countries for our product candidates under development, we will not be able to generate revenues in such countries.

In order to market our products outside of the United States, we must comply with numerous and varying regulatory requirements of other countries. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval in the United States. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. The risks involved in the non-U.S. regulatory approval process, as well as the consequences for failing to comply with applicable regulatory requirements, generally include the same considerations as in the United States. A description of U.S. regulatory considerations can be found under the section entitled “Our business would be materially harmed if we fail to obtain FDA approval of a new drug application for cethromycin.”

We will face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

We are a development stage company with 31 employees. Most of our competitors, such as Pfizer, GlaxoSmithKline and Bayer, are large pharmaceutical companies with substantially greater financial, technical and human resources than we have. The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Many of the drugs that we are attempting to discover or develop will compete with existing therapies if we receive marketing approval. Because of their significant resources, our competitors may be able to use discovery technologies and techniques, or partnerships with collaborators, in order to develop competing products that are more effective or less costly than the product candidates we develop. This may render our technology or product candidates obsolete and noncompetitive. Academic institutions, government agencies, and other public and private research organizations may seek patent protection with respect to potentially competitive products or technologies and may establish exclusive collaborative or licensing relationships with our competitors.

As a company, our only experience in conducting Phase III clinical trials is for our cethromycin development program.  Our competitors may succeed in obtaining FDA or other regulatory approvals for product candidates more rapidly than us. Companies that complete clinical trials, obtain required regulatory agency approvals and commence commercial sale of their drugs before we do may achieve a significant competitive advantage, including certain FDA marketing exclusivity rights that would delay or prevent our ability to market certain products. Any approved drugs resulting from our research and development efforts, or from our joint efforts with our existing or future collaborative partners, might not be able to compete successfully with our competitors’ existing or future products.

Off-label promotion of our products could result in substantial penalties.

If any of our product candidates receive marketing approval, we will only be permitted to promote the product for the uses indicated on the label cleared by the FDA. Our pivotal Phase III clinical trials of cethromycin are for the treatment of mild-to-moderate community acquired pneumonia, although we believe that cethromycin may have other applications in bronchitis, pharyngitis, sinusitis and inhalation anthrax. If we request additional label indications for cethromycin or our other product candidates, the FDA may deny those requests outright, require extensive clinical data to support any additional indications or impose limitations on the intended use of any approved products as a condition of approval. U.S. Attorneys’ offices and other regulators, in addition to the FDA, have recently focused substantial attention on off-label promotional activities and have initiated civil and criminal investigations related to such practices. If it is determined by these or other regulators that we have promoted our products for off-label use, we could be subject to fines, legal proceedings, injunctions or other penalties.

If our efforts to obtain rights to new products or product candidates from third parties are not successful, we may not generate product revenues or achieve profitability.

Our long-term ability to earn product revenues depends on our ability to identify, through internal research programs, potential product candidates that may be developed into new pharmaceutical products and/or obtain new products or product candidates through licenses from third parties. If our internal research programs do not generate sufficient product candidates, we will need to obtain rights to new products or product candidates from third parties. We may be unable to obtain suitable products or product candidates from third parties for a number of reasons, including:

•                              we may be unable to purchase or license products or product candidates on terms that would allow us to make an appropriate return from resulting products;

•                              competitors may be unwilling to assign or license product or product candidate rights to us;

•                              we may not have access to the capital necessary to purchase or license products or product candidates; or

•                              we may be unable to locate suitable products or product candidates within, or complementary to, our areas of interest.

If we are unable to obtain rights to new products or product candidates from third parties, our ability to generate product revenues and achieve profitability may suffer.

Because our product candidates and development and collaboration efforts depend on our intellectual property rights, adverse events affecting our intellectual property rights will harm our ability to commercialize products.

Our success will depend to a large degree on our own, our licensees’ and our licensors’ ability to obtain and defend patents for each party’s respective technologies and the compounds and other products, if any, resulting from the application of such technologies. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. Accordingly, we cannot predict the breadth of claims that will be allowed or maintained, after challenge, in our or other companies’ patents.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

•                              we were the first to make the inventions covered by each of our pending patent applications;

•                              we were the first to file patent applications for these inventions;

•                            others will not independently develop similar or alternative technologies or duplicate any of our technologies;

•                              any of our pending patent applications will result in issued patents;

•                              any patents issued to us or our collaborators will provide a basis for commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

•                              we will develop additional proprietary technologies that are patentable; or

•                              the patents of others will not have a negative effect on our ability to do business.

We are a party to certain in-license agreements that are important to our business, and we generally do not control the prosecution of in-licensed technology. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we exercise over our internally developed technology. Moreover, some of our academic institution licensors, research collaborators and scientific advisors have rights to publish data and information in which we have rights. If we cannot maintain the confidentiality of our technology and other confidential information in connection with our collaborations, then our ability to receive patent protection or protect our proprietary information will be impaired. In addition, some of the technology we have licensed relies on patented inventions developed using U.S. government resources. Under applicable law, the U.S. government has the right to require us to grant a nonexclusive, partially exclusive or exclusive license for such technology to a responsible applicant or applicants, upon terms that are reasonable under the circumstances, if the government determines that such action is necessary.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information and may not adequately protect our intellectual property.

We rely on trade secrets to protect our technology, particularly when we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. In order to protect our proprietary technology and processes, we rely in part on confidentiality and intellectual property assignment agreements with our corporate partners, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information nor result in the effective assignment to us of intellectual property, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information or other breaches of the agreements. In addition, others may independently discover our trade secrets and proprietary information, and in such case we could not assert any trade secret rights against such party. Enforcing a claim that a party illegally obtained and is using our trade secrets is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Market acceptance and sales of our product candidates will be severely limited if we cannot arrange for favorable reimbursement policies.

Our ability to commercialize any product candidates successfully will depend in part on the extent to which governmental authorities, private health insurers and other organizations establish reimbursement levels for the cost of our products and related treatments. Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed healthcare in the United States, as well as legislative proposals to reform healthcare, control pharmaceutical prices or reduce government insurance programs, may also result in exclusion of our product candidates from reimbursement programs. Because many generic antibiotics are available for the treatment of respiratory tract infections, our ability to list cethromycin on insurance company formularies will depend on its effectiveness compared to lower-cost products. The cost containment measures that health care payors and providers are instituting, and the effect of any health care reform, could materially and adversely affect our ability to earn revenues from the sales of cethromycin and our other product candidates.

Prescription drug coverage legislation and future legislative or regulatory reform of healthcare systems in the United States and overseas could limit future revenues from our product candidates.

In the United States, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to market and sell our product candidates profitably. In particular, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the “2003 Act”) and Medicare Part D, which was established pursuant thereto in

January of 2006, grant responsibility to reimburse the cost of drugs and broad discretion on which drugs should be covered and to what extent to the Centers for Medicare and Medicaid Services, or CMS, the agency within the Department of Health and Human Services that administers Medicare.  Additionally there is some likelihood of further reform of the United States health care system, and changes in reimbursement policies or health care cost containment initiatives that limit or restrict reimbursement for our products may cause our revenues to decline.

In addition, in some foreign countries, particularly countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control.  This may affect our revenues both overseas and domestically, as the 2003 Act requires the Secretary of the U.S. Department of Health and Human Services to promulgate regulations allowing drug reimportation from Canada into the United States under certain circumstances. These provisions will become effective only if the Secretary certifies that such imports will pose no additional risk to the public’s health and safety and result in significant cost savings to consumers. To date, the Secretary has made no such finding, but he could do so in the future. Proponents of drug reimportation may also attempt to pass legislation that would remove the requirement for the Secretary’s certification or allow reimportation under circumstances beyond those anticipated under current law. If legislation is enacted, or regulations issued, allowing the reimportation of drugs, it could decrease the reimbursement we receive for any products that we may commercialize, negatively affecting our anticipated revenues and prospects for profitability.

We will need to increase the size of our organization, and we may encounter difficulties managing our growth, which could adversely affect our results of operations.

We are currently a development stage company with 31 employees. We will need to expand and effectively manage our managerial, operational, financial and other resources in order to successfully pursue our research, development and commercialization effort. To manage any growth, we will be required to continue to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. We may be unable to successfully manage the expansion of our operations or operate on a larger scale and, accordingly, may not achieve our research, development and commercialization goals.

If we are unable to attract and retain qualified scientific, technical and key management personnel, or if any of our key executives, Michael T. Flavin, Ph.D., Ze-Qi Xu, Ph.D., David A. Eiznhamer, Ph.D. or John L. Flavin, discontinues their employment with us, it may delay our research and development efforts.

We are highly dependent upon the efforts of our senior management team and scientific staff. The loss of the services of one or more members of the senior management team might impede the achievement of our development objectives. In particular, we are highly dependent upon and our business would be significantly harmed if we lost the services of Michael T. Flavin, Ph.D., our founder and Chairman and Chief Executive Officer, Ze-Qi Xu, Ph.D., our Executive Vice President and Chief Scientific Officer, David A. Eiznhamer, Ph.D., our Executive Vice President of Clinical Development or John L. Flavin, our President. We do not currently have any key man life insurance policies. We have entered into employment agreements with members of our senior management team, but this does not ensure that we will retain their services for any period of time in the future. Our research and drug discovery programs also depend on our ability to attract and retain highly skilled chemists, biologists and preclinical and clinical personnel. We may not be able to attract or retain qualified scientific personnel in the future due to intense competition among biotechnology and pharmaceutical businesses, particularly in the Chicago area. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our research and development objectives and our ability to meet the demands of our collaborators in a timely fashion.

Our business will expose us to potential product liability risks and there can be no assurance that we will be able to acquire and maintain sufficient insurance to provide adequate coverage against potential liabilities.

Our business will expose us to potential product liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical products. The use of our product candidates in clinical trials also exposes us to the possibility of product liability claims and possible adverse publicity. These risks will increase to the extent our product candidates receive regulatory approval and are commercialized. We do not currently have any product liability insurance, although we plan to obtain product liability insurance in connection with future clinical trials of our product candidates. There can be no assurance that we will be able to obtain or maintain any such insurance on acceptable terms. Moreover, our product liability insurance may not provide adequate coverage against potential liabilities. On occasion, juries have awarded large judgments in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us would decrease our cash reserves and could cause our stock price to fall significantly.

We face regulation and risks related to hazardous materials and environmental laws, violations of which may subject us to claims for damages or fines that could materially affect our business, cash flows, financial condition and results of operations.

Our research and development activities involve the controlled use of hazardous materials and chemicals. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages or fines that result, and the liability could have a material adverse effect on our business, financial condition and results of operations. We are also subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. If we fail to comply with these laws and regulations or with the conditions attached to our operating licenses, the licenses could be revoked, and we could be subjected to criminal sanctions and substantial liability or be required to suspend or modify our operations. In addition, we may have to incur significant costs to comply with future environmental laws and regulations. We do not currently have a pollution and remediation insurance policy.

Our business and operations would suffer in the event of system failures.

                Despite the implementation of security measures, our internal computer systems are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, telecommunication and electrical failures. Our drug discovery and preclinical testing systems are highly technical and proprietary. Any system failure, accident or security breach that causes interruptions in our operations could result in a material disruption of our drug discovery programs. To the extent that any disruption or security breach results in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we may incur liability as a result, our drug discovery programs may be adversely affected and the further development of our product candidates may be delayed. In addition, we may incur additional costs to remedy the damages caused by these disruptions or security breaches.

Risks Related to the Ownership of Our Common Stock

Our common stock price has been highly volatile, and your investment could suffer a decline in value.

                The market price of our common stock has been highly volatile since we completed our initial public offering in August 2005. The market price of our common stock is likely to continue to be highly volatile and could be subject to wide fluctuations in response to various factors and events, including but not limited to:

•                                          the progress of our cethromycin development program and the timing and results from our other clinical trial programs, including the initiation and completion of Phase I clinical trials for ALS-886 and ALS-357;

•                                          the in-licensing or acquisition of additional product candidates;

•                                          the loss of licenses or proprietary rights to technologies and products;

•                                          FDA or international regulatory actions;

•                                          failure of any of our product candidates, if approved, to achieve commercial success;

•                                          announcements of new products by our competitors;

•                                          market conditions in the pharmaceutical and biotechnology sectors;

•                                          litigation or public concern about the safety of our potential products;

•                                          comments by securities analysts;

•                                          actual and anticipated fluctuations in our quarterly operating results;

•                                          deviations in our operating results from the estimates of securities analysts;

•                                          rumors relating to us or our competitors;

•                                          public concern as to the efficacy or safety of new technologies;

•                                          third party reimbursement policies;

•                                          developments concerning current or future collaborations, including disputes or termination events and the achievement,

timing and accounting treatment of milestone payments; and

•                                          the addition or termination of research programs or funding support.

                These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit and the time and attention of our management may be diverted.

If we raise additional capital in the future, your ownership in us could be diluted.

                We expect that we will need to raise additional capital in the future. We may not be able to do so on favorable terms, if at all. Additional equity financings we may undertake may be dilutive to the holders of our common stock or cause the price of our common stock to decline. If we obtain funds through a credit facility or through the issuance of debt or preferred securities, these securities would have rights senior to your rights as a common stockholder. If we cannot obtain sufficient capital on commercially acceptable terms, we will not be able to fully carry out our business strategy.

Future sales of common stock by our existing stockholders may cause our stock price to fall.

                Approximately 9,651,364 shares of our common stock and options to purchase 930,100 shares of our common stock which are exercisable (or will be exercisable within sixty days of December 31, 2007) and that are owned by affiliates, directors, executive officers or other insiders are currently eligible for sale subject only to the volume limitations of Rule 144 under the Securities Act.  Additionally, 15,350,196 shares of our common stock, including 5,116,732 shares of our common stock underlying warrants, which were issued to institutional investors pursuant to a private placement in March of 2006 and registered for resale pursuant to a currently effective Registration Statement are eligible for sale without restriction.  The sale of a significant number of shares of our common stock, or the perception that these sales could occur, particularly with respect to large stockholders, other institutional investors, affiliates, directors, executive officers or other insiders, could materially and adversely affect the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

Our Chairman and Chief Executive Officer has significant voting control over our company which may delay, prevent or deter corporate actions that may be in the best interest of our stockholders.

                Flavin Ventures, LLC controls approximately 24.9% of our outstanding common stock. Dr. Michael Flavin, our founder and Chairman and Chief Executive Officer, has effective voting control for all shares of our common stock held by Flavin Ventures. As a result, Dr. Flavin will be able to exert significant influence for all matters requiring approval of our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may delay, prevent or deter a change in control of our company even when such a change may be in the best interest of all the stockholders, could deprive stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or assets and might affect the prevailing market price of our common stock.

Provisions of Delaware law or our charter documents could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.

                Provisions of our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. This is because these provisions may prevent or frustrate attempts by stockholders to replace or remove our current management or members of our board of directors.

                These provisions include:

•                                          a classified board of directors under which approximately one third of the directors will be elected each year;

•                                          a requirement that the authorized number of directors to be changed only by a resolution of the board of directors;

•                                          authorized and unissued additional shares of our common stock and preferred stock;

•                                          advance notice requirements for proposals that can be acted upon at stockholder meetings; and

•                                          a requirement that only our Chairman or our board of directors, acting by resolution, may call stockholder meetings.

                As a result, these provisions and others available under Delaware law could limit the price that investors are willing to pay in the future for shares of our common stock.

The cost of public company compliance with the securities laws and regulations is substantial and recently enacted and proposed changes to these laws and regulations will further increase our general and administrative expenses.

                As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports on Form 10-K. In addition, the public accounting firm auditing the company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. This requirement will first apply to our annual report on Form 10-K for our fiscal year ending December 31, 2008. If we are unable to conclude that we have effective internal controls over financial reporting or, if our independent auditors are unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting as of December 31, 2008 and future year ends as required by Section 404 of the Sarbanes-Oxley Act of 2002, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities.

                In addition, the changes in securities laws and regulations may make it more difficult and more expensive for us to maintain directors and officers liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These developments also could make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly with regard to our audit committee.

We have never paid cash dividends on our capital stock and we do not anticipate paying dividends in the foreseeable future.

                We have paid no cash dividends on any of our classes of capital stock to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends. Capital appreciation of our common stock, if any, will be your sole source of potential gain for the foreseeable future. Consequently, in the foreseeable future, you will only experience a gain from your investment in our common stock if the price of our common stock increases.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

                This prospectus and the documents incorporated herein by reference contain forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of Advanced Life Sciences Holdings, Inc. to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact could be deemed forward-looking statements, including any projections of revenue, expenses, earnings or losses from operations, or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning product research, development and commercialization timelines; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include risks that are described under the heading “Risk Factors” and elsewhere in this prospectus and that are otherwise described from time to time in our Securities and Exchange Commission reports filed after this prospectus.

                The forward-looking statements included in this prospectus and the documents incorporated herein by reference represent our estimates as of the date of this prospectus or such document, as the case may be. We specifically disclaim any obligation to update these forward-looking statements in the future. These forward-looking statements should not be relied upon as representing our estimates or views as of any date subsequent to the date of this prospectus or such document incorporated herein by reference, as the case may be.

USE OF PROCEEDS

                We will not receive any proceeds from the sale of shares by the selling stockholders. All net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholders. If and when all of the warrants are exercised, we could, however, receive cash in an amount up to approximately $10,955,415, assuming that no holder of the warrants exercises their net issuance rights. See “Principal and Selling Stockholders” and “Plan of Distribution” described below.

SELLING STOCKHOLDERS

Of the 15,286,625 shares of common stock covered by this prospectus, 10,191,083 were acquired by the selling stockholders from us in a series of private placements consummated on December 13, 2007. Also as a part of such private placements, we issued to the selling shareholders warrants to purchase the remaining  5,095,542 shares covered by this prospectus. We sold the 10,191,083 shares of common stock for $1.90 per share and issued the warrants to purchase up to the additional 5,095,542 shares of common stock with an exercise price of $2.15 per share.

The table below sets forth certain information with respect to the beneficial ownership of our common stock as of December  31, 2007 for all the selling stockholders.  Percentage ownership for the selling stockholders is determined based upon 38,502,987 shares of our common stock outstanding as of December 31, 2007.  Beneficial ownership is determined in accordance with the rules of the SEC.  In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of  December 31, 2007 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name.

Except as set forth below, none of the selling stockholders nor any of their respective affiliates, officers, directors or principal equity holders has held any position or office or had any other material relationship with us or our affiliates within the past three years.

The below table and the accompanying footnotes are prepared based in part on information supplied to us as of December 31, 2007 by the selling stockholders.  The table and footnotes assume that the selling stockholders will sell all of such shares, including the shares issuable upon exercise of the warrants. However, because the selling stockholders may sell all or some of their shares under this prospectus from time to time, or in another permitted manner, we cannot assure you as to the actual number of shares that will be sold by the selling stockholders or that will be held by the selling stockholders after completion of any sales. We do not know how long the selling stockholders will hold the shares before selling them. Information concerning the selling stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required.

	Shares Beneficially Owned Prior to Offering(1)		Number of Shares Being Offered(2)		Shares Beneficially Owned After Offering(3)
	Number	Percent	Shares	Warrant Shares	Number	Percent
Funds affiliated with AG Funds, L.P.:
AG Super Fund(4)(6)	998,147	2.58%	785,732	392,866	—	—
GAM Arbitrage Investment, Inc.(5)(6).	275,753	*	217,070	108,535	—	—
AG Super Fund International Partners, L.P.(4)(6)	238,857	*	188,026	94,013	—	—
Nutmeg Partners, L.P.(4)(6)	118,457	*	93,248	46,624	—	—
AG CNG Fund, L.P.(4)(6)	83,502	*	65,733	32,867	—	—
AG Garden Partners, L.P.(4)(6)	83,504	*	65,732	32,866	—	—
AG MM, L.P.(4)(6)	50,490	*	39,745	19,873	—	—
AG Princess, L.P.(4)(6)	38,838	*	30,573	15,286	—	—
PHS Bay Colony Fund, L.P.(4)(6)	36,897	*	29,045	14,522	—	—
PHS Patriot Fund, L.P.(4)(6)	17,477	*	13,758	6,879	—	—
Total	1,941,920(7)	4.99%	1,528,662	764,331	—	—

MKM Longboat Multi-Strategy Master Fund Ltd.(8)	1,941,920(9)	4.99%		1,528,662	764,331	—	—

Tang Capital Partners, LP(10)	1,941,920(11)	4.99%		1,528,662	764,331	289,017	*

Funds affiliated with Xmark Opportunity Partners LLC(12):
Xmark Opportunity Fund, Ltd.	1,727,309	4.46%		811,720	405,860	915,589	2.37%
Xmark Opportunity Fund, L.P.	772,879	2.00%		315,669	157,835	457,210	1.18%
Xmark JV Investment Partners, LLC	895,099	2.30%		—	—	895,099	2.30%
Total	3,395,287(13)	8.66	%(14)	1,127,389	563,695	2,267,898	5.78%

Capital Ventures International(15)	1,189,491	3.06%		792,994	396,497	—	—

Funds affiliated with William Harris Investors, Inc.
Panacea Fund, LLC(16)	764,331	1.97%		509,554	254,777	—	—
W.H.I. Growth Fund Q.P., L.P.(17)	764,331	1.97%		509,554	254,777	—	—
Total	1,528,662	3.92%		1,019,108	509,554	—	—

Midsummer Investment Ltd.(18)	1,146,498	2.95%		764,332	382,166	—	—

Domain Public Equity Partners L.P.(19)	764,331	1.97%		509,554	254,777	—	—

Senvest Master Fund LP(20)	1,257,757	3.25%		509,554	254,777	493,426	1.28%

Atlas Master Fund, Ltd.(21)	1,651,100	4.26%		500,000	250,000	901,100	2.34%

Funds affiliated with Jay G. Goldman:
Woodmont Investments, Ltd.(22)	190,388	*		126,925	63,463	—	—
The Jay Goldman Master L.P.(22)	177,562	*		118,375	59,187	—	—
Broadview Partners, L.P.(22)	7,050	*		4,700	2,350	—	—
Total	375,000	*		250,000	125,000	—	—

Funds affiliated with Atoll Asset Management LLC:
Truk Opportunity Fund, LLC(23)	138,774	*		92,516	46,258	—	—
Truk International Fund, L.P.(24).	59,475	*		39,650	19,825	—	—
Total	198,249	*		132,166	66,083	—	—
Cumulative Total Offered				10,191,083	5,095,542

* Represents less than one percent (1%) of outstanding common stock.

(1)          For each selling stockholder, includes all shares of our common stock beneficially owned and shares subject to warrants that are exercisable within 60 days of December 31, 2007.  Pursuant to their terms, the amount of warrants that may be exercised by each holder is limited to the extent necessary to insure that, following any exercise, the total number of shares of common stock then beneficially owned by such holder and its affiliates does not exceed 4.999% of our total issued and outstanding common stock.  Warrant holders may waive this limitation by providing 61 days advance written notice to us.  Accordingly, this warrant provision has the effect of limiting the amounts listed above under the heading "Shares Beneficially Owned Prior to Offering" for certain of the selling stockholders.

(2)          Amounts represent all shares of common stock being offered in this prospectus by the selling stockholders, including all shares issuable upon the exercise of the warrants, irrespective of the 4.999% exercise limitation described in footnote (1) above that is a part of the warrant terms.

(3)          Assumes the sale of all shares and warrant shares being offered in this prospectus.

(4)          AG Funds, L.P. is the managing member of the general partner of this selling stockholder.  AG Funds GP, L.P. is the general partner of AG Funds, L.P., and JM Funds LLC is the general partner of AG Funds, L.P.  John M. Angelo and Michael L. Gordon, as the managing members of JM Funds LLC, have voting and dispositive power the shares held by this selling stockholder, and may be deemed to be the beneficial owner of these shares.  Each of AG Funds, L.P., AG Funds GP, L.P., JM Funds LLC and Messrs. Angelo and Gordon disclaims beneficial ownership of the shares held by this selling stockholder.  The principal business office of these selling stockholders, except for AG Super Fund International Partners, LP, is located at 245 Park Avenue, 26th Floor, New York, NY 10167.  The principal business of AG Super Fund International Partners, LP is located at West Wing Building, Block A, 3rd Floor, Harbour Drive, George Town, Grand Cayman Island, Cayman Islands.

(5)          Angelo, Gordon & Co., L.P. ("Angelo Gordon") is the investment manager to GAM Arbitrage Investments Inc. ("GAM") and holds voting and dispositive power over the shares held by GAM.  John M. Angelo and Michael L. Gordon are the principal executive officers of Angelo Gordon.  Each of Angelo Gordon and Messrs. Angelo and Gordon disclaims beneficial ownership of the shares held by GAM.  The principal business office of GAM is located at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

(6)          This selling stockholder has advised us that (i) it is not a broker-dealer, (ii) it does not control and is not controlled by a registered broker-dealer, (iii) it is an affiliate of a registered broker-dealer due solely to its being under common control with a registered broker-dealer, (iv) the broker-dealer that is an affiliate of the selling stockholder was not involved in the purchase and will not be involved in the sale of the shares and (v) the selling stockholder purchased the shares and the warrants in the ordinary course of its business and is not a party to any agreement or other understanding to distribute the shares, the warrants or the warrant shares, directly or indirectly.

(7)          The number of shares beneficially owned prior to offering includes 1,528,662 shares of common stock beneficially owned and 413,258 shares subject to warrants that are exercisable within 60 days of December 31, 2007.  Funds affiliated with AG Funds, L.P. hold warrants covering an additional 351,073 shares of common stock that are subject to the 4.999% exercise limitation described in footnote (1) above.  The shares subject to the warrant exercise limitation have been assumed to be held on a pro rata basis by each of the funds affiliated with AG Funds, L.P.

(8)          MKM Longboat Capital Advisors LLP, a United Kingdom limited partnership ("MKM Advisors"), is the investment manager to MKM Longboat Multi-Strategy Master Fund Ltd. ("MKM Fund") and holds voting and dispositive power over the shares held by MKM Fund.  MKM Advisors disclaims beneficial ownership of the shares held by MKM Fund.   The principal business office of MKM Fund is located at P.O. Box 309, George Town, Cayman Islands, British West Indies.

(9)          The number of shares beneficially owned prior to offering includes 1,528,662 shares of common stock beneficially owned and 413,258 shares subject to warrants that are exercisable within 60 days of December 31, 2007. MKM Fund holds warrants covering an additional 351,073 shares of common stock that are subject to the 4.999% exercise limitation described in footnote (1) above.

(10)       Tang Capital Management, LLC ("Tang LLC") is the general partner of Tang Capital Partners, LP.  ("Tang LP").  Kevin C. Tang, as the manager Tang LLC, has voting and dispositive power over the shares held by Tang LP and may be deemed to be the beneficial owner of these shares.  The principal business office of Tang LP is located at 4401 Eastgate Mall, San Diego, CA 92121.

(11)       The number of shares beneficially owned prior to offering includes 1,528,662 shares of common stock beneficially owned and 413,258 shares subject to warrants that are exercisable within 60 days of December 31, 2007. Tang LP holds warrants covering an additional 640,090 shares of common stock that are subject to the 4.999% exercise limitation described in footnote (1) above.

(12)       Xmark Opportunity Partners, LLC (“Opportunity Partners”) is the sole member of the investment manager of Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company (“Opportunity Ltd”), and Xmark Opportunity Fund, L.P., a Delaware limited partnership (“Opportunity LP”), and, as such, possesses sole power to vote and direct the disposition of all of the shares of common stock held by Opportunity Ltd and Opportunity LP.  Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company (“JV Partners” and, together with Opportunity Ltd and Opportunity LP, the “Xmark Funds”), and, as such, possesses sole power to vote and direct the disposition of all of the shares of common stock held by JV Partners.  David C. Cavalier and Mitchell D. Kaye, the Chief Operating Officer and Chief Executive Officer, respectively, of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners. Opportunity Partners’ interest in the securities reported herein is limited to the extent of its pecuniary interest in Opportunity LP, Opportunity Ltd and JV Partners, if any. The principal business office of these selling stockholders is located at 90 Grove Street, Ridgefield, CT 06877.

(13)       As of December 31, 2007, Opportunity Ltd held 1,537,569 shares of common stock, a warrant to purchase up to 189,740 shares of common stock at an exercise price of $3.81 per share that was exercisable within 60 days of December 31, 2007 and a warrant to purchase up to 405,860 shares of common stock at an exercise price of $2.15 per share that was subject to the 4.999% exercise limitation described in footnote (1) above.  As of December 31, 2007, Opportunity LP held 601,347 shares of common stock, a warrant to purchase up to 171,532 shares of common stock at an exercise price of $3.81 per share that was exercisable within 60 days of December 31, 2007 and a warrant to purchase up to 157,835 shares of common stock at an exercise price of $2.15 per share that was subject to the 4.999% exercise limitation described in footnote (1) above.  As of December 31, 2007, JV Partners held 533,827 shares of common stock and a warrant to purchase up to 361,272 shares of common stock at an exercise price of $3.81 per share that was exercisable within 60 days of December 31, 2007.

(14)       As of December 31, 2007, there were 38,502,987 shares of common stock issued and outstanding and 722,544 shares of common stock issuable upon the exercise of warrants held by the Xmark Funds.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 3,395,287 shares of common stock, or 8.66% of shares of common stock deemed issued and outstanding as of December 31, 2007.

(15)       Heights Capital Management, Inc. ("Heights Capital"), as the authorized agent of Capital Ventures International ("CVI"), has voting and dispositive power over the shares held by CVI and may be deemed to be the beneficial owner of these shares.  Martin Kobinger, as investment manager of Heights Capital, may also be deemed to have voting and dispositive power over the shares held by CVI.  Mr. Kobinger disclaims any beneficial ownership of such shares.  The selling stockholder has advised us that (i) it is under common control with one or more NASD members, none of which are currently expected to participate in the sale of shares pursuant to this prospectus, (ii) it is affiliated with one or more registered broker-dealers and (iii) it purchased the shares being offered pursuant to this prospectus in the ordinary course of business and had no prior arrangement with any other person to distribute such shares.  The principal business office of CVI is located at c/o Heights Capital Management, 101 California Street, Suite 3250, San Fransisco, CA 94111.

(16)       Fred Holubow and Charles Polsky, as fund managers of Panacea Fund, LLC ("Panacea"), and Michael Resnick, as executive vice president of William Harris Investors, Inc., manager of Panacea,  hold voting and dispositive power over the shares held by Panacea.  The principal business office of Panacea is located at 191 N. Wacker Drive, Suite 1500, Chicago, IL 60606.

(17)       Charles Polsky, as a fund manager of W.H.I. Growth Fund Q.P., L.P. ("WHI"), and Michael Resnick, executive vice president of William Harris Investors, Inc., general partner of WHI, hold voting and dispositive power over the shares held by WHI.  The principal business office of WHI is located at 191 N. Wacker Drive, Suite 1500, Chicago, IL 60606.

(18)       Midsummer Capital, LLC is the investment manager to Midsummer Investment Ltd.  By virtue of such relationship, Midsummer Capital, LLC may be deemed to have voting and dispositive power over the shares owned by Midsummer Investment Ltd.  Midsummer Capital, LLC disclaims beneficial ownership of such shares.  Michel Amsalem and Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the shares owned by Midsummer Investment Ltd.  Messrs. Amsalem and Kaufmann may be deemed to share voting and dispositive power over the shares owned by Midsummer Investment Ltd.  Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares and neither person has any legal right to maintain such delegated authority.  The principal business office of Midsummer Investment Ltd. is located at 295 Madison Avenue, 38th Floor, New York, NY 10017.

(19)       Domain Public Equity Partners, L.P. ("DPEP") is a limited partnership with its sole general partner being Domain Public Equity Associates, L.L.C. ("DPEA").  The managing members of DPEA are Nicole Vitullo and Domain Associates, L.L.C.  The managing members of Domain Associates, L.L.C. are James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Robert J. More, Nicole Vitullo and Brian Halak.  Ms. Vitullo and the other managing members of Domain Associates share voting and dispositive power over the shares held by DPEP and disclaim beneficial ownership over such shares except to the extent of their pecuniary interest therein.  The principal business office of DPEP is located at One Palmer Square, Suite 515, Princeton, NJ 08542.

(20)       Richard Mashaal, as the general partner of Senvest Master Fund LP ("Senvest Fund"), has voting and dispositive power over the shares held by Senvest Fund.  The principal business office of Senvest Fund is located at 110 East 55th Street, Suite 1600, New York, NY 10022.

(21)       Dmitry Balyasny by virtue of his ownership and control of Balyasny Asset Management LP, the Investment Manager to Atlas Master Fund, Ltd., has voting and dispositive power over the shares held by Atlas Master Fund, Ltd. The principal business office of Atlas Master Fund, Ltd. is located at P.O. Box 908GT, George Town, Cayman Islands, British West Indies.

(22)       The principal business office of Broadview Partners, L.P. and The Jay Goldman Master L.P. is located at 152 West 57th Street, 48th Floor, New York, NY 10019.  The principal business office of Woodmont Investments, Ltd. is located at c/o EO Fund Services (BWI) Ltd., Palm Brok House, P.O. Box 438, Road Town, Tortola, British West Indies.

(23)       Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the Managing Member of Truk Opportunity Fund, LLC, exercise investment and voting control over the securities owned by Truk Opportunity Fund, LLC. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the securities owned by Truk Opportunity Fund, LLC.  The principal business office of Truk Opportunity Fund, LLC is located at 1 E 52nd Street, 6th Floor, New York, NY 10022.

(24)       Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the Managing Member of Truk International Fund, LP, exercise investment and voting control over the securities owned by Truk International Fund, LP. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the securities owned by Truk International Fund, LP.  The principal business office of Truk International Fund, LP is located at 1 E 52nd Street, 6th Floor, New York, NY 10022.

PLAN OF DISTRIBUTION

                The selling stockholders, which as used herein include donees, pledgees, transferees or other successors-in-interest selling shares of our common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

                The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•                  on the Nasdaq Capital Market (or any other exchange on which the shares may be listed);

•                  on the over-the-counter market;

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                  block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                  an exchange distribution in accordance with the rules of the applicable exchange;

•                  privately negotiated transactions;

•                  short sales;

•                  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•                  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•                  a combination of any such methods of sale; and

•                  any other method permitted pursuant to applicable law.

                The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b) or under any applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

                In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may, in turn, engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

                The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. However, we may receive proceeds from the exercise of warrants to purchase certain of these shares assuming no holder exercises their net issuance rights.

                The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

                The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

                We have borne and will bear substantially all of the costs, expenses and fees in connection with the registration of the shares,

other than any commissions, discounts or other fees payable to broker-dealers in connection with any sale of shares, which will be borne by the selling stockholder selling such shares of common stock. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

                In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

                The selling stockholders may, to the extent applicable, be subject to the anti-manipulation rules of Regulation M, which may limit the timing of purchases and sales of shares of our common stock by such selling stockholders.

                We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

                We have agreed with each selling stockholder to keep the registration statement, of which this prospectus constitutes a part, effective with respect to its shares until the earlier of (1) the second anniversary of our issuance of shares and warrants to such selling stockholder, (2) the date on which all shares purchased from us by such selling stockholder may be sold pursuant to Rule 144(k) of the Securities Act and (3) such time as all of such selling stockholder’s shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement.

LEGAL MATTERS

                The validity of the shares of common stock offered hereby has been passed upon for us by Winston & Strawn LLP, Chicago, Illinois. On February 8, 2005, we issued and sold 7,940 shares of our common stock to Thomas Fitzgerald of Winston & Strawn LLP at a purchase price of $8.02 per share.

EXPERTS

The financial statements incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion on the consolidated financial statements and includes explanatory paragraphs referring to uncertainty about the Company’s ability to continue as a going concern and that the Company is in the development stage), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

                We have filed with the SEC a registration statement on Form S-3 (including exhibits) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. Whenever a reference is made in this prospectus to any contract or other document of ours, the reference may not be complete, and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document. We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

                You may read and copy our SEC filings, including the registration statement or any other information Advanced Life Sciences Holdings, Inc. files at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC’s web site (http://www.sec.gov).

                The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus, and information that we will file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

(1)  Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006;

(2)  Current Reports on Form 8-K filed on March 22, 2007, June 25, 2007, July 3, 2007, August 17, 2007, September 14, 2007, November 15, 2007, December 12, 2007 and December 14, 2007;

(3)  Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2007, June 30, 2007 and September 30, 2007;

(4)  The description of our common stock contained in our Registration Statement on Form 8-A, filed on July 15, 2005 under the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description; and

(5)  Proxy Statement on Schedule 14A, dated March 30, 2007.

                Additionally, the SEC’s rules allow us to incorporate subsequently filed documents into this registration statement. Therefore, all documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering are deemed incorporated by reference into this prospectus.

                We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all of the reports or documents referred to above that have been incorporated by reference into this prospectus excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents by contacting our investor relations department at 1440 Davey Road, Woodridge, Illinois 60517, telephone (630) 739-6744, or you may obtain them from our corporate website at www.advancedlifesciences.com. Except for the documents specifically incorporated by reference into this prospectus, information contained on our website or that can be accessed through its website does not constitute a part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to its website.